December 30, 2019

Jeffery Strickland
Chief Financial Officer
Atrion Corporation
One Allentown Parkway
Allen, TX 75002

       Re: Atrion Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-32982

Dear Mr. Strickland:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business
Patents and License Agreements, page 3

1. With respect to your material patents, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.
2. We note your disclosure that you pay royalties to an outside party for one patent. Please disclose the specific products, products groups or technologies to which this patent relates and whether you have a license agreement in place for this patent. If there is a license agreement for this patent, please disclose each party's rights and obligations, the duration of the agreement, the royalty term, the termination provisions, and the payment provisions such as up-front or execution payments made, aggregate amounts paid to date under the agreement, and the royalty rate that you pay. Also, provide us with an analysis supporting
 Jeffery Strickland
Atrion Corporation
December 30, 2019
Page 2
         your determination that this agreement is not required to be filed as an exhibit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675
with any questions.



FirstName LastNameJeffery Strickland                           Sincerely,
Comapany NameAtrion Corporation
                                                               Division of
Corporation Finance
December 30, 2019 Page 2                                       Office of Life
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